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                                                                    Exhibit (12)

                                              LUCENT TECHNOLOGIES INC.
                                 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                               (Dollars in Millions)
                                                     (Unaudited)

                           --------------------    -----------------------  -----------------------------------
                           For the Twelve Months       For the Nine Months                   For the Year Ended
                            Ended September 30,         Ended September 30,                         December 31,
                           --------------------    -----------------------  -----------------------------------
                                  1997                        1996                    1995      1994       1993
                                  ----                        ----                    ----      ----       ----
Earnings Before Income
  Taxes                        $ 1,467                       $ 367                 $(1,138)    $ 784      $ 619

Less Interest Capitalized
  During the Period                 14                          14                      14         7         11
Less Undistributed
  Earnings of Less Than
  50% Owned Affiliates               3                           1                       2        21         29
Add Fixed Charges                  456                         311                     327       338        321
                               -------                       -----                 -------    ------      -----
     Total Earnings            $ 1,906                       $ 663                 $  (827)   $1,094      $ 900
                               =======                       =====                 =======    ======      =====
Fixed Charges

Total Interest Expense
  Including Capitalized
  Interest                     $   348                       $ 250                 $   257    $  277      $ 254
Interest Portion of
  Rental Expenses                  108                          61                      70        61         67
                               -------                       -----                 -------    ------      -----
     Total Fixed
       Charges                 $   456                       $ 311                 $   327    $  338      $ 321
                               =======                       =====                 =======    ======      =====
Ratio of Earnings to
  Fixed Charges                $   4.2                         2.1                      (A)      3.2        2.8
                               =======                       =====                 =======    ======      =====

(A) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income(loss) before income taxes, less interest capitalized, less undistributed earnings of less than 50% owned affiliates and plus fixed charges. Fixed charges consist of interest expense on all indebtness and that portion of operating lease rental expense that is representative of the interest factor. Earnings were inadequate to cover fixed charges for the year ended December 31, 1995 by $1,154.


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